ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 22, 2011

UBS AG Reverse Convertibles

Investment Description

UBS AG Reverse Convertibles (the “Notes”) are senior, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the common stock of Apple Inc. (the “underlying equity”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying equity at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive shares of the underlying equity at maturity for each Note held that are worth less than your principal. At maturity, you will receive a number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the specified initial price of the underlying equity (the “share delivery amount”) for each of your Notes if both of the following are true: (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying equity. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of UBS.

Features	Key Dates*
Income: Regardless of the performance of the underlying equity, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.	Trade Date	March 22, 2011
	Settlement Date	March 25, 2011
	Final Valuation Date	September 22, 2011
	Maturity Date	September 27, 2011

Tactical Investment Opportunity: If you believe the underlying equity will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying equity. You will not participate in any appreciation of the underlying equity during the observation period.

* The Notes are expected to price on or about March 22, 2011 and settle on or about March 25, 2011. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date of each Note will be changed to ensure that the stated term of the Notes remains the same.

Contingent Protection Feature: If you hold the Notes to maturity you will receive 100% of your principal, subject to the creditworthiness of UBS AG, unless both of the following are true: (i) the underlying equity closes below the trigger price on any day during the observation period and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. In such case, you will receive the share delivery amount for each of your Notes, which will in all likelihood be worth less than your principal or may have no value at all.

Note Offering
The Coupon Rate per Annum, Total Coupon Payable, Initial Price, Trigger Price and Share Delivery Amount will be set on the trade date.
Underlying Equity	Coupon Rate per Annum*	Total Coupon Payable	Initial Price	Trigger Price	Share Delivery Amount**	CUSIP/ISIN	Aggregate Principal Amount
Common stock of Apple Inc.	[10.26]%	[5.19]%	$80% of Initial Price	902674ET3/US902674ET39	$
*	Paid in arrears in six installments. The actual coupon rate will be determined on the trade date and will be at least equal to the coupon rate set forth herein for the offering of the Note.
**

If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date. The share delivery amount, initial price and trigger price are subject to adjustments in the case of certain corporate events described in the accompanying Reverse Convertibles product supplement under “General Terms of the Notes — Antidilution Adjustments.”

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Reverse Convertibles product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes do not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying equity, they will in all likelihood be worth less than your principal or may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying Reverse Convertibles product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG
Offering of Notes	Total	Per Security	Total	Per Security	Total	Per Security

Apple Inc.	100%	2.20%	97.80%

UBS Securities LLC

UBS Investment Bank

Additional information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Reverse Convertibles product supplement dated June 16, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000119312509131572/d424b2.htm
•	Prospectus dated January 13, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Reverse Convertible Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “Reverse Convertibles product supplement” mean the UBS product supplement, dated June 16, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled "Debt Securities and Warrants", dated January 13, 2009.

Indicative Terms for the Offering of the Note			Determining Payment at Maturity for the Offering of the Note
Issuer (Booking Branch)		UBS AG (London Branch)
Principal Amount per Note		$1,000
Term		6 months (1)
Coupon Payment (2)

Coupon paid in arrears in six installments based on the coupon rate per annum, regardless of the performance of the underlying equity. The actual coupon rate will be determined on the trade date and will be at least equal to the coupon rate set forth on the cover of this free writing prospectus.

Trigger Price		A percentage of the initial price of the underlying equity, as specified on the cover of this free writing prospectus.
Share Delivery Amount (3)		A number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the initial price of the underlying equity.
Payment at Maturity (per Note) (4)	•

We will pay you an amount in cash equal to your principal amount at maturity if either: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price.(4)

•

We will deliver to you the share delivery amount (and, if applicable, cash in lieu of fractional shares) at maturity for each Note you own if both of the following are true: (i) the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price.

The principal protection feature on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.
Closing Price		On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading.
Initial Price		The closing price on the trade date of the underlying equity on the principal national securities exchange on which it is listed for trading.
Observation Period		The period starting on the trade date and ending on, and including, the final valuation date.

You will receive the share delivery amount (and, if applicable, cash in lieu of fractional shares) for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying Reverse Convertibles product supplement and this free writing prospectus).

Business Day Convention

Modified following, unadjusted. Meaning that any payment required to be made on any coupon payment date that is not a business day will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case it will be made on the first preceding business day, with the same effect as if paid on the original due date.

•

If the market price of the underlying equity on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

The principal protection feature on your Notes is contingent. If the final price of the underlying equity is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

(1)

In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

(2)	Coupon payments will be determined on a 30/360 calendar day convention.
(3)

If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

(4)

Any payment to be made on the Notes, including any contingent protection, depends on the ability of UBS to satisfy its obligation as they come due. In the event UBS were to default on its obligation, you may not receive any amounts owed to you under the terms of the Notes.

Investor Suitability

The Notes may be suitable for you if:	The Notes may not be suitable for you if:
•	You have a moderate to high risk tolerance.	•	You seek an investment that is 100% principal protected.
•

You are willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.

		•	You are not willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.
•	You believe the market price of the underlying equity is not likely to appreciate by more than the sum of the coupons paid on the Notes.	•	You believe the market price of the underlying equity is likely to appreciate by more than the sum of the coupons paid on the Notes.
•	You believe the closing price of the underlying equity is not likely to fall below the trigger price at any time during the observation period.	•	You believe the closing price of the underlying equity is likely to fall below the trigger price during the observation period.
•	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying equity.	•	You are not willing to accept the risks of owning equities in general and the underlying equity in particular.
•	You are willing to accept the risk of fluctuations in the market price of the underlying equity.	•	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
•	You are willing to invest in the Note based on the anticipated coupon rate (the actual coupon rate will be determined on the trade date).	•	You are unable or unwilling to hold the Notes to maturity, a term of 6 months.
•	You are willing to hold the Notes to maturity, a term of 6 months, and accept that there may be little or no secondary market for the Notes.	•	You seek an investment for which there will be an active secondary market.
•	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.	•	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of the investment in the Notes in the light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this free writing prospectus for risks related to an investment in the Notes.

Coupon Payment Dates

Coupons will be paid in arrears in six installments on the coupon payment dates listed below:

April 25, 2011 May 25, 2011 June 27, 2011 July 25, 2011 August 25, 2011 September 27, 2011

Any payment on your Notes that would otherwise be due on a coupon payment date that is not a business day will instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case it will be made on the first preceding business day, with the same effect as if paid on the original due date.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in ‘‘Supplemental U.S. Tax Considerations’’ on page PS-40 of the Reverse Convertibles product supplement. The following discussion supplements the discussion in ‘‘Supplemental U.S. Tax Considerations’’ on page PS-40 of the Reverse Convertibles product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of a forward contract relating to the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equity	Coupon per Annum (to be determined on trade date)	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of Apple Inc.	[10.26]%	%	%

We believe it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Furthermore, it is not possible to determine what guidance or legislation will ultimately be issued or adopted, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-40 unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor.

Key Risk

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning on page PS-11 of the Reverse Convertibles product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

•

Risk of loss of contingent protection — Your principal will be protected only if the Notes are held until maturity and either of the following is true: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price. If the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying equity. Greater expected volatility with respect to the underlying equity reflects a higher expectation as of the trade date that such equity could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on the Note. The underlying equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant or total loss of principal.

•

Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the Notes.

•

Contingent protection of your initial investment applies only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not benefit from the contingent protection feature.

•

Your contingent protection may terminate on the final valuation date — If (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price, your initial investment in the Notes will be protected, subject to the creditworthiness of UBS. We refer to this feature as contingent protection. However, if the (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price, at maturity you will receive a number of shares of the underlying equity equal to share delivery amount instead of your cash principal, for each Note that you own and be fully exposed at maturity to any decline in the market price of the underlying equity.

•

The amount you receive on the Notes at maturity will generally not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the underlying equity, you will generally not participate in any appreciation in the price of the underlying equity. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying equity is less than the trigger price on at least one day during the observation period, (2) the closing price of the underlying equity is less than the initial price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (3) the market price of the underlying equity recovers during the short period between the final valuation date and the maturity date such that the market price of the underlying equity on the maturity date is greater than the initial price. Such an increase in price is not likely to occur.

•

Single stock risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and its issuer, such as price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general equity market volatility and levels, interest rates and economic and political conditions.

•

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

•

Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the observation period and you will not participate in such appreciation. In addition, as an owner of the Notes you will not have voting rights or other rights that a holder of the underlying equity may have.

•

Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity and the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

•

Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

•

Potential UBS impact on market price of underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.

•

Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.

•

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the underlying equity and therefore the market value of the Notes.

•

Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the trigger price and the number of shares of the underlying equity that may be delivered for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the trigger price and the number of shares of underlying equity that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.

•

In some circumstances, the payment you receive on the Notes may be based on the common stock or American depositary shares of another company and not the underlying equity — Following certain corporate events relating to the issuer of the underlying equity (the "underlying equity issuer") where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock or American depositary shares of a successor to the underlying equity issuer or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section ‘‘General Terms of the Notes — Antidilution Adjustments’’ beginning on page PS-26 of the Reverse Convertibles product supplement. Regardless of the occurrence of once or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless (i) the closing price of the underlying equity falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon the occurrence of one or more such events) on any trading day during the observation period and (ii) the closing price of the underlying equity is less than the initial price (as such initial price may be adjusted by the calculation agent upon the occurrence of one or more such events) on the final valuation date.

•

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples
Hypothetical examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	6 months
Principal amount:	$1,000 per Note
Coupon per annum**:	10.26% (or $8.5500 per period)
Initial price of the underlying equity:	$100 per share
Trigger price:	$80.00 (80% of the initial price)
Share Delivery Amount:	10 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity***:	1.0%

*	Actual Coupon rate, Initial price of the underlying equity and terms for the Notes to be set on the trade date.
**

Coupon payments will be paid in arrears in six installments during the term of the Notes. The coupon payment in this example is based on 30 days per period. The actual coupon payments will be determined on the basis of a 30/360 calendar day convention applied to the coupon payment dates prescribed in the earlier 'Coupon Payment Dates' section, using modified following, unadjusted, business day convention. Note that since the coupon payment dates may not fall on the same calendar day of each month (and due to the aforementioned business day convention) (i) the coupons may not be paid in equal installments and (ii) the actual Total Coupon Payable under the Notes may not be equal to the total return on the Notes in the hypothetical examples below.

***

Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Scenario #1: The closing price of the underlying equity never falls below the trigger price of $80.00 during the observation period.

Since the closing price of the underlying equity did not fall below the trigger price of $80.00 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) is less than 5.13%.

If the closing price of the underlying equity on the final valuation date is $100 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000.00
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$1,051.30
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is 1.0% (including dividends).

If the closing price of the underlying equity on the final valuation date is $110 (an increase of 10%):

Payment at Maturity:	$1,000.00
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$1,051.30
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is 11% (including dividends).

If the closing price of the underlying equity on the final valuation date is $85 (a decline of 15%):

Payment at Maturity:	$1,000.00
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$1,051.30
Total Return on the Notes:	5.13%

In this example, the total return on the Notes is 5.13% while the total return on the underlying equity is a loss of 14% (including dividends).

Scenario #2: The closing price of the underlying equity falls below the trigger price of $80.00 during the observation period.

When the closing price of the underlying equity falls below the trigger price of $80.00 on one or more trading days during the observation period and the closing price of the underlying equity on the final valuation date is (i) less than the initial price, you will receive at maturity the share delivery amount for every Note that you hold or (ii) equal to or greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold.

If the closing price of the underlying equity on the final valuation date is $45 (a decline of 55%):

Value of shares received as of the final valuation date:	$450.00	($45 x 10 = $450)
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$501.30
Total Return on the Notes:	-49.87%

In this example, the total return on the Notes (measured as of the final valuation date) is a loss of 49.87% while the total return on the underlying equity is a loss of 54.0% (including dividends and measured as of the final valuation date). Please note that this example does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

If the closing price of the underlying equity on the final valuation date is $100 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000.00
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$1,051.30
Total Return on the Notes:	5.13%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was equal to the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 5.13% while the total return on the underlying equity is 1.0% (including dividends).

If the closing price of the underlying equity on the final valuation date is $110 (an increase of 10%):

Payment at Maturity:	$1,000.00
Coupons:	$51.30	($8.55 x 6 = $51.30)
Total:	$1,051.30
Total Return on the Notes:	5.13%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 5.13% while the total return on the underlying equity is 11% (including dividends).

Hypothetical Return Table of Notes at Maturity
The table below is based on the following assumptions*:

Term:	6 months
Principal amount:	$1,000 per Note
Coupon rate per annum**:	10.26%(or $8.5500 per period)
Initial price of the underlying equity:	$100 per share
Trigger Price:	$80.00 (80% of the initial price)
Share Delivery Amount:	10 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the applicable underlying equity***:	1.0%
*	Actual coupon rate, Initial price of the underlying equity and terms for each Note to be set on the trade date.
**

Coupon payments will be paid in arrears in six installments during the term of the Notes. The coupon payment in this example is based on 30 days per period. The actual coupon payments will be determined on the basis of a 30/360 calendar day convention applied to the coupon payment dates prescribed in the earlier 'Coupon Payment Dates' section, using modified following, unadjusted, business day convention. Note that since the coupon payment dates may not fall on the same calendar day of each month (and due to the aforementioned business day convention) (i) the coupons may not be paid in equal installments and (ii) the actual Total Coupon Payable under the Notes may not be equal to the total return on the Notes in the hypothetical returns below.

***

Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Underlying Equity			Trigger Event does Not Occur (1)		Trigger Event Occurs (2)
Final Equity Price (3)	Equity Price Return (4)	Total Return on Equity (5)	Cumulative Payment on the Notes	Total Return on the Notes (6)	Cumulative Payment on the Notes (7)	Total Return on the Notes
$150.00	50.00%	51.00%	$1,051.30	5.13%	$1,051.30	5.13%
$145.00	45.00%	46.00%	$1,051.30	5.13%	$1,051.30	5.13%
$140.00	40.00%	41.00%	$1,051.30	5.13%	$1,051.30	5.13%
$135.00	35.00%	36.00%	$1,051.30	5.13%	$1,051.30	5.13%
$130.00	30.00%	31.00%	$1,051.30	5.13%	$1,051.30	5.13%
$125.00	25.00%	26.00%	$1,051.30	5.13%	$1,051.30	5.13%
$120.00	20.00%	21.00%	$1,051.30	5.13%	$1,051.30	5.13%
$115.00	15.00%	16.00%	$1,051.30	5.13%	$1,051.30	5.13%
$110.00	10.00%	11.00%	$1,051.30	5.13%	$1,051.30	5.13%
$105.00	5.00%	6.00%	$1,051.30	5.13%	$1,051.30	5.13%
$100.00	0.00%	1.00%	$1,051.30	5.13%	$1,051.30	5.13%
$95.00	-5.00%	-4.00%	$1,051.30	5.13%	$1,001.30	0.13%
$90.00	-10.00%	-9.00%	$1,051.30	5.13%	$951.30	-4.87%
$85.00	-15.00%	-14.00%	$1,051.30	5.13%	$901.30	-9.87%
$80.00	-20.00%	-19.00%	$1,051.30	5.13%	$851.30	-14.87%
$75.00	-25.00%	-24.00%	n/a	n/a	$801.30	-19.87%
$70.00	-30.00%	-29.00%	n/a	n/a	$751.30	-24.87%
$65.00	-35.00%	-34.00%	n/a	n/a	$701.30	-29.87%
$60.00	-40.00%	-39.00%	n/a	n/a	$651.30	-34.87%
$55.00	-45.00%	-44.00%	n/a	n/a	$601.30	-39.87%
$50.00	-50.00%	-49.00%	n/a	n/a	$551.30	-44.87%
$45.00	-55.00%	-54.00%	n/a	n/a	$501.30	-49.87%
$40.00	-60.00%	-59.00%	n/a	n/a	$451.30	-54.87%
$35.00	-65.00%	-64.00%	n/a	n/a	$401.30	-59.87%
$30.00	-70.00%	-69.00%	n/a	n/a	$351.30	-64.87%
(1)	A trigger event does not occur if the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period.
(2)	A trigger event occurs if the closing price of the underlying equity falls below the trigger price on at least one trading day during the observation period.
(3)	The final equity price is the closing price of the underlying equity as of the final valuation date.
(4)	The equity price return range is provided for illustrative purposes only. The actual equity price return may be below -70% and you therefore may lose up to 100% of your principal amount.
(5)	The total return on equity includes a 1.0% cash dividend payment.
(6)	The total return on the Notes includes coupon payments of 5.13%.
(7)

If the closing price of the underlying equity on the final valuation date is less than the initial price, payment at maturity will consist, in part, of shares of the underlying equity. The market price of any shares of the underlying equity that you receive on the maturity date may be higher or lower than the closing price of such shares on the final valuation date. Please note that this hypothetical return table does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

Information about the Underlying Equity

All disclosures contained in this free writing prospectus regarding the underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the underlying equity contained in this free writing prospectus. You should make your own investigation into the underlying equity.

Included on the following pages is a brief description of the underlying equity issuer. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the underlying equity. The information given below is for the four calendar quarters in each of 2007, 2008, 2009, 2010, where available. Partial data is provided for the first calendar quarter of 2011. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equity as an indication of future performance.

The underlying equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the underlying equity issuer with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the underlying equity issuer under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Apple Inc.

According to publicly available information, Apple Inc. (Apple) designs, manufactures, and markets personal computers, mobile communication devices, and portable digital music and video players, and sells a variety of related software, services, peripherals, and networking solutions. The Company sells its products worldwide through its online stores, its retail stores, its direct sales force, and third-party wholesalers, resellers, and value-added resellers. In addition, the Company sells a variety of third-party Macintosh (Mac), iPhone and iPod compatible products, including application software, printers, storage devices, speakers, headphones, and various other accessories and peripherals through its online and retail stores, and digital content and applications through the iTunes Store. The Company sells to consumer, small and mid-sized business (SMB), education, enterprise, government and creative customers. In December 2009, the Company acquired digital music service Lala. Information filed by Apple with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030, or its CIK Code: 0000320193. Apple's website is http://www.apple.com. Apple's common stock is listed on the NASDAQ Global Select Market under the ticker symbol "AAPL."

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing prices for Apple's common stock, based on daily closing prices on the primary exchange for Apple, as reported by Bloomberg. Apple's closing price on March 21, 2011 was $339.22. The actual initial price will be the closing price of Apple's common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close

01/03/2007	03/30/2007	$97.13	$83.27	$92.91

04/02/2007	06/29/2007	$125.09	$90.24	$122.04

07/02/2007	09/28/2007	$154.50	$117.05	$153.54

10/01/2007	12/31/2007	$199.83	$153.76	$198.08

01/02/2008	03/31/2008	$194.97	$119.15	$143.50

04/01/2008	06/30/2008	$189.96	$147.14	$167.44

07/01/2008	09/30/2008	$179.69	$105.26	$113.66

10/01/2008	12/31/2008	$111.04	$80.49	$85.35

01/02/2009	03/31/2009	$109.87	$78.20	$105.12

04/01/2009	06/30/2009	$144.67	$108.69	$142.43

07/01/2009	09/30/2009	$186.15	$135.40	$185.37

10/01/2009	12/31/2009	$211.64	$180.76	$210.86

01/04/2010	03/31/2010	$235.83	$192.00	$234.93

04/01/2010	06/30/2010	$274.16	$235.86	$251.53

07/01/2010	09/30/2010	$292.46	$240.16	$283.75

10/01/2010	12/31/2010	$325.47	$278.64	$322.56

01/03/2011*	03/21/2011*	$363.13	$326.72	$339.22

* As of the date of this free writing prospectus available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through March 21, 2011. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011.

The graph below illustrates the performance of Apple's common stock from March 22, 2001 through March 21, 2011, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $271.38, which is equal to 80% of the closing price on March 21, 2011. The actual trigger price will be based on the closing price of Apple’s common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of interest - UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.